UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-32500

TRX GOLD Corporation

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 403

Oakville, Ontario Canada L6J 6J3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Explanatory Note

TRX Gold Corp. (the “Company”) is furnishing this Form 6-K to provide information regarding its annual general meeting held on February 29, 2024 and adoption of an amendment to its bylaws. Such information is incorporated by reference into the Company’s registration statements referenced below.

Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Statement File numbers 333-248210; 333-250146; and 333-255526) and on Form S-8 (Registration Statement File number 333-234078) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibit

The following exhibit is furnished as part of this Form 6-K.

Exhibit No.	Document

99.1	Notice and Management Information Circular
99.2	Amendment to bylaws

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

	By:	/s/ Christina Lalli
Christina Lalli,
Vice President Investor Relations

Date: March 14, 2024